EXHIBIT 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2019, urban-gro, Inc. (the “Company,” “we,” “us,” and “our”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our common stock, $0.001 par value per share (the “Common Stock”).

Description of Capital Stock

The following summary of our capital stock does not purport to be complete and is subject to and qualified in its entirety by reference to our Articles of Incorporation (the “Articles of Incorporation”), our Bylaws (the “Bylaws”), and the Colorado Business Corporation Act (“CBCA”). Copies of our Articles of Incorporation and Bylaws have been filed with the Securities and Exchange Commission (the “SEC”) as Exhibits 3.1 and 3.2, respectively, to our Annual Report on Form 10-K.

Authorized Capital Stock

Under the Articles of Incorporation, our authorized capital stock consists of:

•	one hundred million (100,000,000) shares of Common Stock, and

•	ten million (10,000,000) shares of preferred stock, par value $0.10 per share (the “Preferred Stock”).

As of December 31, 2019, we had approximately 28,209,312 shares of Common Stock outstanding and no shares of Preferred Stock outstanding.

Common Stock

The holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors of the Company (the “Board”) out of funds legally available therefor, subject to any preferential dividend rights of outstanding Preferred Stock, which may be authorized and issued in the future. Upon a liquidation, dissolution or winding up of our Company the holders of Common Stock are entitled to receive ratably the net assets available after the payment of all debts and other liabilities, and subject further only to the prior rights of any outstanding Preferred Stock which may be authorized and issued in the future. The holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are fully paid and non-assessable. Cumulative voting in the election of directors is not permitted and the holders of a majority of the number of outstanding shares will be in a position to control the election of directors at a general shareholder meeting and may elect all of the directors standing for election. Except as otherwise provided for in the Bylaws or the CBCA, provisions of the Articles of Incorporation relating to the rights of holders of Common Stock may be amended by a majority of the votes cast.

Preferred Stock

The Preferred Stock is entitled to preference over the Common Stock with respect to the distribution of assets of our Company in the event of liquidation, dissolution, or winding-up of our Company, whether voluntarily or involuntarily, or in the event of the any other distribution of our assets, among our shareholders for the purposes of winding-up affairs. The authorized but unissued shares of Preferred Stock may be divided into and issued in designated series from time to time by one or more resolutions adopted by the Board. The Board, in their sole discretion, have the power to determine the relative powers, preferences, and rights of each series of Preferred Stock.

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Certain Provisions of the Articles of Incorporation and Bylaws

The Articles of Incorporation and Bylaws of the Company contain certain provisions that may delay, defer or prevent a change in control of the Company.

Authorized but Unissued Shares

Our authorized but unissued shares of Common Stock and Preferred Stock are available for future issuances without shareholder approval and could be utilized for a variety of corporate purposes. The existence of authorized but unissued and unreserved Common Stock and Preferred Stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise

Vacancies and Removal of Directors

Our Bylaws provide that directors may be removed in the manner provided by the CBCA, which, among other things, states that a director may be removed only if the number of votes cast to remove the director would be sufficient to elect the director at a meeting to elect directors. The number of directors of the corporation shall be fixed from time to time by the board of directors, but in no instance shall there be less than one director or that number otherwise required by law and no decrease in the number of directors shall have the effect of shortening the term of any incumbent director. Any vacancy on the board of directors may be filled by the affirmative vote of a majority of all the directors remaining in office.

Special Meetings

Our Articles of Incorporation and Bylaws provide that special meetings of our shareholders may be called only by the Board, the president or shareholders representing at least ten percent of all the votes entitled to be case on any issue proposed to be considered at the meeting.

Advance Notice Requirement

Our Bylaws set forth advance notice procedures with regard to annual and special shareholder meetings. These procedures provide that notice of any shareholder meeting shall be given not less than ten nor more than sixty days before the date of the meeting, except (i) if the number of authorized shares is to be increased at the meeting, at last thirty days’ notice shall be given, or (ii) any other longer notice period is required by the CBCA. In addition, the notice must contain a description of the purpose of the meeting in certain cases described in the Bylaws for annual meetings and in all cases for special meetings.

Our Bylaws also set forth advance notice procedures with regard to special meetings of the Board. Notice of the date, time and place of any special meeting of the Board shall be given to each director at least two days prior to the meeting by written notice.

Limitation on Liability and Indemnification of Directors and Officers

Our Articles of Incorporation and Bylaws provide that subject to certain requirements the Company shall indemnify any directors or officers against reasonably incurred expenses (including attorneys' fees), judgments, penalties, fines (including any excise tax assessed with respect to an employee benefit plan) and amounts paid in settlement reasonably incurred by him in connection with such action, suit or proceeding. In addition, our Bylaws permit us to secure insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether the Bylaws or Colorado law would permit indemnification.

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